Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS THIRD QUARTER 2008 RESULTS

Toronto (October 29, 2008) – Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $14.0 million, or $0.10 per share for the third quarter of 2008.  This result includes a non-cash foreign currency translation gain of $18.5 million, or $0.13 per share, partly offset by a net loss on investments of $10.4 million, or $0.07 per share and non-cash stock option expense of $2.3 million, or $0.02 per share.  In the third quarter of 2007, the Company reported net income of $11.5 million, or $0.08 per share.  The increase in net income, when compared to the third quarter of 2007, was due to higher gold production and prices and the foreign currency translation gain, partly offset by the net loss on investments and substantially lower byproduct zinc and copper prices.

Third quarter 2008 cash provided by operating activities was $17.9 million, compared with $54.9 million in the third quarter of 2007, as higher gold production and prices were more than offset by lower byproduct zinc and copper prices.

Third quarter 2008 highlights include:

•                  Strong Operating Results – good metal output and cost control contributed to solid operating earnings and cash flow as gold production increased 23% to 68,753 ounces when compared to the third quarter of 2007

•                  Low Costs - Low total cash costs per ounce(1) at LaRonde of $135.  Good cost control at LaRonde with C$71 minesite costs per tonne(2) in the third quarter

•                  Progress On Gold Production Growth – new Goldex mine achieved commercial production August 1, 2008.  Mining and processing operations are underway at the new Kittila gold mine in Finland

•                  Expanding Gold Deposits – preliminary exploration results demonstrate the potential to continue to grow the gold deposits at Kittila, Pinos Altos and Meadowbank.  Scoping studies are underway on potential expansions at these sites and also on the Goldex mine

•                  Financial Position Strengthened – credit facilities doubled to $600 million.  Flow-through issuance of approximately C$55 million subsequent to quarter end.

Payable gold production(3) in the third quarter of 2008 was 68,753 ounces at weighted average total cash costs per ounce of $240.  This compares with payable gold production of

(1)  Total cash costs per ounce is a non-GAAP measure.  For reconciliation of total cash costs per ounce to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

(2)  Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

(3)  Payable gold production means the quantity of a mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

55,830 ounces, at total cash costs per ounce of minus $307, in the third quarter of 2007 when only LaRonde was operating, and zinc prices were much higher.  For the full year, gold production from LaRonde, Goldex and Kittila is now forecast to be approximately 300,000 ounces.

“Agnico-Eagle showed strong growth in gold production in the third quarter with the achievement of commercial production at Goldex”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “With the Kittila mine now in the commissioning phase, we are poised to deliver record gold production in the fourth quarter”, added Mr. Boyd.

The Company is undertaking its annual life of mine planning exercise based on its most recently published mineral reserves (February 2008).  The results are expected to be released in December 2008.  As previously announced, considering industry-wide cost escalation, capital expenditures for the 2008 through 2010 period could be approximately $1.4 billion, as described in Agnico-Eagle’s press release of July 23, 2008.  Of this amount, approximately $680 million had been spent at September 30, 2008.  Approximately 70% of the remaining amount is committed.

For the first nine months of 2008, net income was $51.3 million, or $0.36 per share, versus $74.2 million, or $0.57 per share, in the first nine months of 2007.  The decrease was largely due to 37% lower realized zinc prices between the comparative periods, higher non-cash stock-based compensation expenses and net investment losses, offset partially by a 10% increase in gold production and increased gold prices and a foreign currency translation gain.

For the first nine months of 2008, cash provided by operating activities was $164.5 million, down from $196.7 million in the first nine months of 2007.  The decrease was largely due to the aforementioned decrease in zinc prices, offset partly by increased gold production and prices and changes in working capital.

Conference Call Tomorrow

The Company will host its quarterly conference call on Thursday, October 30, 2008 at 11:00 a.m. (E.D.T.).  Management will review the Company’s financial results for the third quarter 2008 and provide an update of its exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 800-733-7571.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial the 416-640-1917 or Toll-free access number 877-289-8525, passcode 21259722#.

The conference call will be replayed from Thursday, October 30, 2008 at 1:30 PM (E.S.T.) to Thursday, November 6, 2008 11:59 PM (E.S.T.).

The webcast along with presentation slides will be archived for 180 days on the website.

LaRonde Mine - Strong Production and Cost Control Performance Continues

The LaRonde mill processed an average of 7,105 tonnes of ore per day in the third quarter of 2008, compared with an average of 7,252 tonnes per day in the third quarter of 2007.

Minesite costs per tonne were C$71 in the third quarter.  These costs are higher than the C$66 per tonne experienced in the third quarter of 2007, largely due to cost increases for consumables, primarily steel, fuel and chemical reagents and slightly lower tonnage being processed.

For the first nine months of 2008, the minesite costs per tonne were C$68, as compared to the first nine months of 2007 when the minesite costs per tonne were $67.  The slightly higher cost is largely due to the higher consumable costs.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce remained very low by industry standards, at $135 in the third quarter.  This compares with the results of the third quarter of 2007 when total cash costs per ounce were minus $307.  The increase in total cash costs is due to much lower byproduct revenues resulting mainly from lower realized prices for zinc.

For the first nine months of 2008, LaRonde’s total cash costs per ounce were minus $41, as compared to the first nine months of 2007 when the total cash costs per ounce were minus $430.  The higher unit costs are largely due to lower byproduct prices.

Goldex Mine Begins Commercial Production; Continues Ramp-Up to Full Capacity

The new Goldex mine achieved commercial production as of August 1, 2008.  Gold production in the third quarter 2008 was 17,159 ounces (including 15,375 ounces since the start of commercial production) at total cash costs per ounce of $620.  Since the beginning of August, the mill has continued to improve its throughput and averaged approximately 4,700 tonnes per day to the end of the third quarter.  Peak capacity is expected to be 6,900 tonnes per day and is expected to be achieved by year end 2008.

Since the start of commercial production, minesite cost per ton averaged C$34 but is expected to decline to C$20 to C$25 per tonne as peak capacity is reached.  Mill recoveries continue to improve as well.  Currently they are 85% compared to estimated feasibility study rates of 93%.

A total of 56,840 metres of production drilling, representing 1.1 million tonnes of ore, were completed during the third quarter.  A total of 2.5 million tonnes have been drilled so far in 2008.  Approximately 54,800 tonnes of ore have been broken and are in the storage facilities on surface and underground.

Cash Position Remains Strong, Despite Large Investments in Gold Growth; Bank Facility Doubled to $600 million

Cash and cash equivalents decreased to approximately $112.2 million at September 30, 2008 from the June 30, 2008 balance of $150.0 million.  During the quarter, Agnico-Eagle added $17.9 million of cash provided by operating activities.  Capital expenditures in the quarter totaled $253.7 million, including $125.5 million on the construction of Meadowbank, $54.2 million at Kittila, $29.3 million at Pinos Altos and $24.5 million at Lapa, $9.5 million on the LaRonde Extension, and $1.8 million on Goldex.

During the quarter, the Company tendered its Gold Eagle shares for cash proceeds of approximately $40 million and over 760,000 shares of Goldcorp Inc.  Also in the quarter, the Company invested approximately $47 million to increase its ownership position in Comaplex Minerals Inc. to 15.6%.

During the quarter, the Company doubled its credit lines to $600 million and drew $225 million.  Debt drawn under these lines now totals approximately $366 million, including $66 in letters of credit.  Subsequent to quarter end, the Company raised approximately C$55 million through the issuance of 779,250 flow-through common shares at a price of C$70 per share, further strengthening its financial position.

Gold Growth Projects Progressing

Construction commenced at the 100% owned Kittila mine project in northern Finland in the second quarter of 2006.  The project is expected to produce an average of 150,000 ounces of gold per year over its estimated mine life of 13 years.  Initial start-up is expected in the fourth quarter of 2008.  Kittila has probable gold reserves of 3.0 million ounces (18.2 million tonnes grading 5.1 grams per tonne).

Pit blasts in ore began in May and the first gold concentrate was produced in September.  There are currently 1,800 tonnes of concentrate awaiting processing through the autoclave.  The first concentrate is expected to be fed into the autoclave in early November, as commissioning is currently underway.

A further 127,000 tonnes of ore were extracted from the pit during the third quarter of 2008.  At September 30, 2008, the ore stockpiles totaled 192,575 tonnes with an average grade of 4.3 grams of gold per tonne, based on muck sampling.

Gold production at Kittila in 2008 is now expected to be approximately 20,000 ounces.

As announced on September 4, 2008, 1.0 million ounces of gold were added to the inferred resource category at Kittila.  This brings the total mineral inventory at Kittila to 3.0 million ounces of probable reserves grading 5.1 grams per tonne from 18.2 million tonnes, 5.4 million tonnes grading 3.0 grams per tonne, or 0.5 million ounces, of indicated resources and a further 15.7 million tonnes grading 4.34 grams per tonne, or 2.2 million ounces, of inferred resources.  Considering the growth in reserves and resources to date, the Company is contemplating future increases to the production rate and also methods to access the deeper mineralization at Kittila.

At the 100% owned Lapa mine project in northwestern Quebec, the final phase of construction commenced in the second quarter of 2006.  Proven and probable gold reserves of 1.1 million ounces (3.8 million tonnes grading 8.9 grams per tonne) are expected to support estimated annual production of 125,000 ounces over an anticipated mine life of seven years.

Lateral and vertical raise development is well underway with a lateral advance of more than 2,000 metres, and raise development of approximately 1,000 metres completed during the third quarter.  Also, the ore has been exposed on Level 77.  Currently, approximately 8,600 tonnes of ore are stockpiled on surface, grading 10.4 grams per tonne.

Construction of the surface service facilities is also proceeding well.  Initial production from Lapa is expected to begin in mid-2009.

At the 100% owned LaRonde mine in northwestern Quebec, construction commenced in the second quarter of 2006 on the new infrastructure to access the deep ore (the LaRonde Extension).  Proven and probable reserves of 5.0 million ounces (34.9 million tonnes grading 4.4 grams per tonne) are expected to support a mine life through 2021.  Annual gold production is anticipated to average 340,000 ounces over the remaining 14 year mine life, with the LaRonde Extension contributing to production beginning in 2011.

During the second quarter of 2007, sinking of the internal shaft for the LaRonde Extension began.  At the end of the third quarter, approximately 330 metres of advance had been achieved.

At the 100% owned Pinos Altos mine project in northern Mexico, the property has probable gold reserves of 2.5 million ounces (24.7 million tonnes grading 3.2 grams per tonne).  Additionally, the property contains a large silver reserve of over 73.1 million ounces (from the same 24.7 million tonnes grading 92.2 grams per tonne).  The project was approved for construction in August 2007.  Average annual production is expected to be approximately 190,000 ounces of gold over an estimated 12 year mine life with start-up expected in the third quarter of 2009.

Open pit mining has commenced and pre-production development has exceeded plan with more than six million tonnes of waste pre-stripping completed to date.  Total underground ramp development now exceeds three kilometres.  A small quantity of open pit ore will be mined and stockpiled in the fourth quarter of 2008.

Mill construction began in the third quarter of 2008.  Significant completion of earthworks for the leach pad, process plant, and other facilities, the erection of steel for the truck shop and warehouse facilities, the first major concrete pours including the ball mill and SAG mill foundations and several tank foundations, the installation and commissioning of the construction camp, and the 33 kV power line were all accomplished during the quarter.

Three surface exploration drills and two underground exploration drills are currently operating at Pinos Altos.  Favorable results from the on site drilling campaign are expected to produce new resources and reserves at Santo Nino, extensions of the mineralized zone laterally and at depth in Oberon de Weber, extensions of the resource and reserve potential at Cerro Colorado and Cerro Colorado West, and infill results which should allow conversion of resources at San Eligio.

Exploration drilling also continues on the Creston/Mascota area.  This region, approximately 10 kilometres northwest of the main Santo Nino deposit at Pinos Altos, currently has an inferred gold resource of 7.7 million tonnes grading 1.4 grams per tonne gold and 16.2 grams per tonne silver.  Baseline engineering, community and environmental work has commenced. An initial scoping study, on what could be a stand-alone mining operation, is expected to be completed by the end of 2008.

Agnico-Eagle’s 100% owned Meadowbank project in Nunavut has probable gold reserves of 3.5 million ounces (29.3 million tonnes grading 3.7 grams per tonne).  With a large additional gold resource, the project remains open for expansion.  Initial gold production is anticipated in the first quarter of 2010.  Annual gold production is currently estimated to average 360,000 ounces over the estimated nine year life of the mine.

During the quarter, mine crews worked on dike preparation and the airstrip.  The first rock for the East Dike was placed in the water on July 30th and it was completed one month later.  The East Dike cut off wall was closed and the West Channel Dike was completed in September.  During the last three months, 957,464 tonnes of rock were blasted from the different pits and quarries.

At quarter end, the cladding of the mill building was approximately 60% complete.  The foundations for the power plant are complete and the erection of the steel is approximately 90% finished with cladding to begin in October.  All of the main buildings are expected to be fully enclosed before year end 2008.

The new exploration camp, located approximately 10 kilometres south of the main camp at Meadowbank, is now fully functional.  Five new drill rigs have arrived at the exploration camp in preparation for the winter drilling season.  As soon as possible, drilling will begin from the ice on condemnation holes and the deep drilling program on Goose Island.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and Finland and exploration and development activities in Canada, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Three months ended June 30	Nine Months ended September 30
	2008	2007	2008	2008	2007
Gross profit (exclusive of amortization shown below)
LaRonde	$37,190	$59,876	$39,357	$152,030	$199,553
Goldex	3,456	—	—	3,456	—
Operating margin	40,646	59,876	39,357	155,486	199,553
Amortization	9,049	7,578	7,516	23,595	21,600
Corporate	10,929	31,394	18,488	46,696	65,217
Income before tax	20,668	20,904	13,353	85,195	112,736
Tax provision	6,630	9,452	5,006	33,902	38,553
Net earnings	$14,038	$11,452	$8,347	$51,293	$74,183
Net earning per share	$0.10	$0.08	$0.06	$0.36	$0.57
Operating cash flow	$17,908	$54,941	$92,792	$164,524	$196,683
Realized price per sales volume (US$):
Gold (per ounce)	$903	$748	$804	$926	$697
Silver (per ounce)	$13.87	$12.79	$16.56	$16.72	$13.39
Zinc (per tonne)	$1,667	$2,838	$1,728	$2,005	$3,165
Copper (per tonne)	$6,732	$7,910	$8,534	$8,598	$7,342
Payable production:
Gold (ounces)
LaRonde	51,594	55,830	59,452	161,938	170,810
Goldex (Note 1)	17,159	—	8,305	25,464	—
Total gold (ounces)	68,753	55,830	67,757	187,402	170,810
Silver (000’s ounces)	1,167	1,222	956	3,149	3,754
Zinc (tonnes)	18,040	18,609	13,863	51,731	54,015
Copper (tonnes)	1,567	1,647	2,165	5,185	5,327
Payable metal sold:
Gold (ounces – LaRonde)	48,517	55,797	56,650	156,763	170,400
Gold (ounces – Goldex)	13,860	—	—	13,860	—
Silver (000’s ounces)	1,085	1,192	955	3,058	3,957
Zinc (tonnes)	16,541	19,487	15,260	50,512	53,714
Copper (tonnes)	1,421	1,644	2,108	4,950	5,310
Total cash costs per ounce (Note 2):
Gold
LaRonde	$135	$(307)	$113	$(41)	$(430)
Goldex (Note 1)	620	—	—	620	—
Weighted average total cash costs per ounce	$240	$(307)	$113	$15	$(430)

Notes

(1) Includes commercial production of 15,375 ounces since August 1, 2008; Non commercial production of 1,784 ounces in Q3 and 10,089 ounces YTD.

(2) Total cash costs per ounce, net of copper, zinc and other byproduct credits. Total is weighted average based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to the financial statements, see Note 3 to the financial statements.  See also “Note Regarding Certain Measures of Performance”

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at September 30, 2008	As at December 31, 2007
ASSETS
Current
Cash and cash equivalents	$112,209	$396,019
Trade receivables	60,811	79,419
Inventories:
Ore stockpiles	20,163	5,647
Concentrates	5,431	1,913
Supplies	39,807	15,637
Other current assets	158,711	91,125
Total current assets	397,132	589,760
Other assets	8,944	16,436
Future income and mining tax assets	23,165	5,905
Property, plant and mine development	2,792,623	2,123,397
	$3,221,864	$2,735,498

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$191,529	$108,227
Dividends payable	438	26,280
Interest payable	458	—

Total current liabilities	192,425	134,507

Bank debt	300,000	—

Reclamation provision and other liabilities	64,567	57,941

Future income and mining tax liabilities	501,305	484,116

Shareholders’ equity
Common shares Authorized — unlimited Issued — 143,874,312 (December 31, 2007 — 142,403,379)	1,982,427	1,931,667
Stock options	36,995	23,573
Contributed surplus	15,166	15,166
Retained earnings	163,533	112,240
Accumulated other comprehensive loss	(34,554)	(23,712)

Total shareholders’ equity	2,163,567	2,058,934
	$3,221,864	$2,735,498

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

REVENUES
Revenues from mining operations	$91,171	$104,812	$295,703	$323,477
Interest and sundry income	2,568	7,448	9,326	18,793
Write-down on sale of available-for-sale securities	(35,588)	—	(35,588)	—
Gain on sale of available-for-sale securities	25,219	886	25,626	4,088
	83,370	113,146	295,067	346,358
COSTS AND EXPENSES
Production	50,525	44,936	140,217	123,924
Loss on derivative financial instruments	—	—	—	5,829
Exploration and corporate development	8,325	3,792	26,163	18,658
Amortization	9,049	7,578	23,595	21,600
General and administrative	10,829	7,744	40,456	24,420
Provincial capital tax	1,439	2,008	3,314	4,508
Interest	1,038	941	2,356	2,662
Foreign currency loss (gain)	(18,503)	25,243	(26,229)	32,021
Income before income, mining and federal capital taxes	20,668	20,904	85,195	112,736
Income and mining tax expense	6,630	9,452	33,902	38,553

Net income for the period	$14,038	$11,452	$51,293	$74,183

Net income per share — basic	$0.10	$0.08	$0.36	$0.57

Net income per share — diluted	$0.10	$0.08	$0.35	$0.55

Weighted average number of shares outstanding (in thousands)
Basic	143,831	135,509	143,641	130,151
Diluted	144,975	140,223	144,785	134,866

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Operating activities
Net income for the period	$14,038	$11,452	$51,293	$74,183
Add (deduct) items not affecting cash:
Amortization	9,049	7,578	23,595	21,600
Future income and mining taxes	6,468	7,960	33,342	30,221
Unrealized loss on derivative contracts	—	—	—	5,018
Gain on sale of available-for-sale securities	10,369	(886)	9,962	(4,088)
Amortization of deferred costs and other	(17,325)	25,888	(8,736)	49,410
Changes in non-cash working capital balances
Trade receivables	20,453	1,892	18,608	10,368
Income taxes payable	—	(17,121)	—	(14,231)
Other taxes recoverable	(16,606)	—	(32,067)	—
Inventories	(39,885)	3,959	(43,248)	(2,049)
Other current assets	11,341	(7,590)	39,568	(13,779)
Interest payable	458	—	458	—
Accounts payable and accrued liabilities	19,549	21,809	71,749	40,030

Cash provided by operating activities	17,908	54,941	164,524	196,683

Investing activities
Additions to property, plant and mine development	(253,684)	(146,716)	(678,307)	(321,950)
Acquisition, investments and other	(8,119)	(2,707)	(60,333)	(22,060)
Cash acquired upon acquisition of Cumberland Resources Ltd	—	—	—	84,207

Cash used in investing activities	(261,803)	(149,423)	(738,640)	(259,803)

Financing activities
Dividends paid	—	—	(23,779)	(13,406)
Repayment of capital lease	(15,423)	—	(15,423)	—
Bank debt	225,000	—	300,000	—
Proceeds from common shares issued	4,597	15,361	38,353	19,957

Cash provided by (used in) financing activities	214,174	15,361	299,151	6,551

Effect of exchange rate changes on cash and cash equivalents	(8,023)	11,381	(8,845)	25,546

Net increase in cash and cash equivalents during the period	(37,744)	(67,740)	(283,810)	(31,023)
Cash and cash equivalents, beginning of period	149,953	495,334	396,019	458,617

Cash and cash equivalents, end of period	$112,209	$427,594	$112,209	$427,594

Other operating cash flow information:
Interest paid during the period	$2,667	$509	$3,369	$1,638
Income, mining and capital taxes paid during the period	$3,854	$20,407	$3,854	$23,544

Note 3  The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements:

(thousands of dollars, except where noted)	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Production costs per Consolidated Statements of Income	$50,525	$44,936	$140,217	$123,924
Adjustments:
Byproduct revenues	(34,867)	(63,175)	(137,672)	(204,653)
Inventory adjustment(i)	767	1,396	1,124	8,078
Non-cash reclamation provision	(326)	(293)	(938)	(837)
Cash operating costs	$16,099	$(17,126)	$2,731	$(73,488)
Gold production (ounces)	66,969	55,830	177,313	170,810
Total cash costs (per ounce)(ii)	$240	$(307)	$15	$(430)

(thousands of dollars, except where noted)	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Production costs per Consolidated Statements of Income	$50,525	$44,936	$140,217	$123,924

Attributable to LaRonde	42,393	44,936	132,085	123,924
Attributable to Goldex	8,132	—	8,132	—
Total	$50,525	$44,936	$140,217	123,924

LaRonde Cost per Tonne
Production costs	$42,393	$44,936	$132,085	$123,924
Adjustments:	2,364	(2,576)	1,462	2,319
Inventory adjustments (iii)
Non-cash reclamation provision	(293)	(293)	(906)	(837)
Minesite operating costs (US$)	$44,464	$42,067	$132,641	$125,406
Minesite operating costs (C$)	$46,592	$44,138	$135,374	$134,857
Tonnes of ore milled (000’s tonnes)	653	667	1,992	2,018
Minesite costs per tonne (C$) (iv)	$71	$66	$68	$67

Goldex Cost per Tonne
Production costs	$8,132	$—	$8,132	$—
Adjustments:
Inventory adjustments (iii)	1,434	—	1,434	—
Non-cash reclamation provision	(33)	—	(33)	—
Minesite operating costs (US$)	$9,533	$—	$9,533	$—
Minesite operating costs (C$)	$9,761	$—	$9,761	$—
Tonnes of ore milled (000’s tonnes)	286	—	286	—
Minesite costs per tonne (C$) (iv)	$34	$—	$34	$—

Notes:

(i)

Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)

Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)	This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)

Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Detailed Mineral Reserve and Resource Data – December 31, 2007

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000’s oz.)	Tonnes (000’s)
Proven Mineral Reserve
Goldex	2.23				18	250
Lapa	10.65				1	2.8
LaRonde	2.77	73.80	0.33	3.81	416	4,672
Subtotal Proven Mineral Reserve	2.75				435	4,924
Probable Mineral Reserve
Goldex	2.20				1,616	22,849
Kittila	5.12				2,996	18,205
Lapa	8.86				1,070	3,756
LaRonde	4.67	34.61	0.30	1.67	4,542	30,225
Meadowbank	3.67				3,453	29,261
Pinos Altos	3.21	92.21			2,547	24,657
Subtotal Probable Mineral Reserve	3.91				16,224	128,952
Total Proven and Probable Mineral Reserves	3.87				16,659	133,877

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)

Tonnes (000’s)

Indicated Mineral Resource
Bousquet	5.63				1,704
Ellison	5.68				415
Goldex	2.75				304
Kittila	3.03				5,416
Lapa	4.48				865
LaRonde	2.14	25.33	0.14	1.70	5,643
Meadowbank	2.30				14,582
Pinos Altos	1.36	49.88			6,182
Total Indicated Resource	2.48				35,111

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)

Tonnes (000’s)

Inferred Mineral Resource
Bousquet	7.45				1,667
Ellison	5.81				786
Goldex	2.35				11,889
Kittila	4.34				15,736
Lapa	8.96				759
LaRonde	6.26	22.65	0.47	1.07	4,723
Meadowbank	3.49				3,434
Pinos Altos	1.44	24.08			12,237
Total Inferred Resource	3.50				51,231

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this press release has been prepared as at October 29, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements or information.  Such statements include without limitation: the Company’s estimates of production, including estimated ore grades, metal production, mine start-up dates, life of mine horizons, forecast total cash costs and minesite costs, actual production estimates and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; sufficiency of capital; the Company’s cash position and other statements and information regarding anticipated trends with respect to the Company’s operations and exploration. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this press release or the Company’s Form 20-F referred to below; prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in equipment delivery and installation, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2007, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 15, 2008 were based on three-year average prices for the period ending December 31, 2007 of $583 per ounce gold, $10.77 per ounce silver,

$1.19 per pound zinc, $2.65 per pound copper and C$/US$, US$/Euro, and Mexican Peso/US$ exchange rates of 1.14,  1.29 and 10.91, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are not a subset of mineral resources.

A Qualified Person, Dyane Duquette P.Geo., Principal Geologist for the Company’s Technical Services Group, Abitibi Regional Office, was responsible for the mineral reserve and mineral resource estimate at the Goldex project. Descriptions of the key assumptions, parameters and methods used to estimate the mineral resources and reserves and of any issues which might materially affect the latter may be found in the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension that was posted on SEDAR on October 27, 2005. The effective date of the estimate is December 31, 2007.

The Kittila mine project mineral resource and mineral reserve estimate was prepared by Jyrki Korteniemi, the Superintendent of Geology for the Kittila Project under the supervision of a Qualified Person, Marc Legault P.Eng., the Company’s Vice-President, Project Development. The effective dates of the estimate are December 31, 2007 for the reserves and resources above 800 metres depth and July 31, 2008 for the resource below 800 metres depth. The gold grade cut-off used to determine the mineral resources varied between 1.5 and 2.4 g/t for open pit and underground, respectively (except for the resource estimated below 800 metres). The mineral resource estimated below 800 metres depth used a cut-off grade for gold or 3.2 g|t. A mineral reserve cut-off based on gold grade that varied between 2.0 and 3.2 g/t was used for open pit and underground, respectively. The other key parameters, assumptions and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report on the Suurikuusikko project (now the Kittila mine project) that was posted on SEDAR on March 14, 2006. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Kittila mineral resources or mineral reserves.

The Qualified Person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the Superintendent of Geology for the Lapa mine project. The effective date of the estimate is December 31, 2007.  A cut-off that varied between 3.7 g/t and 4.9 g/t, depending on the category, was used to determine the mineral resource while a cut-off of 4.8 g/t was used to determine the mining reserves. A description of the other key assumptions, parameters and methods used to estimate the mineral resources and reserves and any issues which might materially affect the latter may be found in the Technical Report on the Lapa Gold Project that was posted on SEDAR on June 8, 2006.

The Qualified Person responsible for the LaRonde mineral reserve and resource estimate is François Blanchet Ing., Superintendent of Geology for the LaRonde Division. The effective date of the estimate is December 31, 2007. A cut-off that varied between C$51 and C$55 per tonne, depending on the category and area was used to determine the mineral resource while a cut-off that varied between C$61 and C$73 per tonne, depending on the mining area, was used to determine the mining reserves. The other key assumptions, parameters and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report by Guy Gosselin, P.Geo., that was posted on SEDAR on March 23, 2005. Issues that might materially affect the LaRonde mineral resources and reserves are set out in the same Technical Report.

The Qualified Person responsible for the Meadowbank mineral resource estimate is Daniel Doucet Ing., the Company’s Manager Geological Services. The effective date of the estimate is December 31, 2007. A gold grade cut-off that varied between 0.8 and 1.1 g/t, depending on the area, was used to determine the mineral resource while a cut-off of 1.5 g/t was used to determine the mining reserve. Except for these differences in the resource and reserve cut-offs, the other key assumptions, parameters and methods used to estimate the mineral resources are essentially identical to those reported in the Technical Report disclosed by Cumberland Resources Ltd. on SEDAR on March 31, 2005. Issues that might materially affect the Meadowbank mineral resources and reserves are set out in the same Technical Report.

The Qualified Person responsible for the Pinos Altos mineral resource and reserve estimate is Daniel Doucet Ing., the Company’s Manager Geological Services. The effective date of the estimate is December 31, 2007. A cut-off that varied between $4.56 and $28.00 per tonne, was used to determine the mineral resource for open pit and underground, respectively. A cut-off that varied between $6.08 and $18.69 per tonne was used to determine heap-leach and milled reserves, respectively while a cut-off of $37.35 per tonne was used to determine the underground mining reserve. Except for these differences in the resource and reserve cut-offs, the other key assumptions, parameters and methods used to estimate the mineral resources are essentially identical to those reported in the Technical Report disclosed on SEDAR on September 24, 2007. Issues that might materially affect the Pinos Altos mineral resources and reserves are set out in the same Technical Report.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., the Company’s Vice President, Project Development, a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite cost per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States.  A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements included herein.